Class 1 Shares Series 15

The following are the rights, privileges, restrictions and conditions (the “Class 1 Shares Series 15 Provisions”) attaching to the Class 1 Shares Series 15 (the “Class 1 Shares Series 15”) of the Corporation.

1.	Consideration for Issue

The consideration for the issue of each Class 1 Share Series 15 shall be $25.00.

2.	Dividends

(1)           Payment of Dividends.  The holders of Class 1 Shares Series 15 will be entitled to receive, and the Corporation will pay on the Class 1 Shares Series 15, as and when declared by the Board of Directors, but subject to the provisions of the Insurance Act, quarterly non-cumulative preferential cash dividends at the rates and times herein provided.

(a)
During the Initial Fixed Rate Period, dividends on the Class 1 Shares Series 15 will be payable quarterly at the Initial Fixed Dividend Rate.  Accordingly, on each Dividend Payment Date during the Initial Fixed Rate Period, other than March 19, 2014 and June 19, 2014, the dividend payable, if declared, will be equal to $0.24375 per share.  No amount will be payable on March 19, 2014. The amount payable from and including the Issue Date up to, but excluding, June 19, 2014, will be an amount in cash equal to $0.9750 per share multiplied by a fraction, the numerator of which is the number of calendar days from and including the Issue Date to, but excluding, June 19, 2014, and the denominator of which is 365.

(b)
During each Subsequent Fixed Rate Period, dividends on the Class 1 Shares Series 15 will, if declared, be in the amount per share per annum determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by $25.00, payable quarterly on each Dividend Payment Date.

(c)
The Corporation will, in respect of each Subsequent Fixed Rate Period, calculate on each Fixed Rate Calculation Date the Annual Fixed Dividend Rate for such Subsequent Fixed Rate Period and will, on the Fixed Rate Calculation Date, give written notice thereof to the then holders of Class 1 Shares Series 15.  Each such determination by the Corporation of the Annual Fixed Dividend Rate will, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Class 1 Shares Series 15.

(d)
If the Board of Directors does not declare the dividends, or any part thereof, on the Class 1 Shares Series 15 on or before the Dividend Payment Date for a particular Dividend Period, the entitlement of the holders of the Class 1 Shares Series 15 to such dividends, or to any part thereof, for the Dividend Period will be forever extinguished.

(2)           Method of Payment.  Dividends on the Class 1 Shares Series 15 will be paid by cheque of the Corporation, in lawful money of Canada payable at par at any branch in Canada of a chartered bank or trust company, in the amount of the applicable dividend, rounded to the nearest whole cent ($0.01), less any tax required to be deducted and withheld by the Corporation.  The mailing by ordinary unregistered first class prepaid mail of such a cheque to a holder of Class 1 Shares Series 15 to the address of the holder as it appears on the register of holders, or if the address of any such holder does not so appear, then to the last known address of such holder, on or before the fifth Business Day before the Dividend Payment Date will be deemed to be payment and will satisfy and discharge all liabilities for dividends payable on that Dividend Payment Date to the extent of the amount represented by the cheque (plus any tax required to be deducted and withheld from the payment) unless such cheque is not paid on due presentation.  A dividend represented by a cheque which has not been duly presented for payment within two years after it was issued or that otherwise remains unclaimed for a period of two years from the date on which it was declared to be payable and set apart for payment will be forfeited to the Corporation.  The Corporation may pay dividends in any other manner as it may agree with any particular holder.

3.	Redemption

(1)           No Redemption Before June 19, 2019.  The Corporation may not redeem any of the Class 1 Shares Series 15 prior to June 19, 2019.

(2)           Redemption On and After June 19, 2019.  On June 19, 2019 and on June 19 every fifth year thereafter, but subject to section 6 and to the provisions of the Insurance Act, including the requirement for prior approval of the Superintendent, the Corporation may redeem all or from time to time any part of the Class 1 Shares Series 15 then outstanding without the consent of the holders.  The Corporation may effect the redemption, the details of which are to be stipulated in the Redemption Notice as described below, by the payment of an amount in cash for each Class 1 Share Series 15 so redeemed equal to $25.00 (the “Redemption Price”) in each case, together with the Accrued Amount up to but excluding the Redemption Date.

(3)           Partial Redemptions.  In the case of partial redemptions, Class 1 Shares Series 15 to be redeemed will be selected on a proportionate basis or in any other manner that the Board of Directors may determine, subject to approval of the Toronto Stock Exchange.

(4)           Notice of Redemption.  The Corporation will give to each holder of Class 1 Shares Series 15 to be redeemed a notice in writing of the intention of the Corporation to redeem such shares (the “Redemption Notice”).  The Redemption Notice must be given at least 30 days but not more than 60 days before the Redemption Date.  The Redemption Notice must set out the number of Class 1 Shares Series 15 held by the person to whom it is addressed which are to be redeemed, the Redemption Price and the Accrued Amount and the date on which the redemption is to occur (the “Redemption Date”).  In addition to the Redemption Notice, if the Corporation proposes to redeem less than all of the Class 1 Shares Series 15 then outstanding, the Corporation will publish a single notice, in the manner in which it publishes dividend notices, of its intention to complete a partial redemption of such shares and the manner in which shares will be selected for such redemption.

(5)           Method of Payment.  The Corporation will either pay or cause to be paid to the holders of the Class 1 Shares Series 15 to be redeemed, in respect of each Class 1 Share Series 15 to be redeemed, the Redemption Price and the Accrued Amount on presentation and surrender at any principal transfer office of the Transfer Agent, or at any other place or places within Canada designated in the Redemption Notice, of the certificate or certificates for the Class 1 Shares Series 15 so called for redemption, together with such other documents as may be reasonably required to effect a transfer of Class 1 Shares Series 15.  Payment by cash will be made by cheque payable at par at any branch in Canada of a chartered bank or trust company.  If a part only of the Class 1 Shares Series 15 represented by any certificate is redeemed, a new certificate for the balance will be issued at the expense of the Corporation.  Subject to subsection (6) below, from and after the date specified in any Redemption Notice, the Class 1 Shares Series 15 called for redemption will be deemed to be redeemed and the holders of those Class 1 Shares Series 15 will cease to be entitled to dividends and will not be entitled to exercise any of the rights of shareholders in respect of those Class 1 Shares Series 15 unless payment of the Redemption Price and the Accrued Amount is not duly made by the Corporation on presentation and surrender of the certificate or certificates representing the Class 1 Shares Series 15.

(6)           Deposit of Redemption Price and Accrued Amount.  At any time after the Redemption Notice is given, the Corporation will have the right to deposit the Redemption Price and the Accrued Amount of any or all Class 1 Shares Series 15 called for redemption with any chartered bank or trust company in Canada named in the Redemption Notice, including the Transfer Agent, to the credit of a special account for the respective holders of those Class 1 Shares Series 15, to be paid on surrender to the Corporation or that chartered bank or trust company of the certificate or certificates representing those Class 1 Shares Series 15.  Any such deposit will constitute payment and satisfaction of the Redemption Price and the Accrued Amount of the Class 1 Shares Series 15 for which the deposit is made and the rights of the holders of those shares will be limited to receiving the proportion (less any tax required to be deducted and withheld by the person holding such deposit) of the Redemption Price and the Accrued Amount so deposited applicable to those shares, without interest, on presentation and surrender of the certificate or certificates representing the Class 1 Shares Series 15 being redeemed.  The Corporation will be entitled to any interest on such deposit.

4.	Conversion of Class 1 Shares Series 15

(1)           Conversion at the Option of the Holder.

(a)
Holders of Class 1 Shares Series 15 will have the right, at their option, on June 19, 2019 and on June 19 in every fifth year thereafter (a “Series 15 Conversion Date”), to convert, subject to the terms and provisions hereof and to the provisions of the Insurance Act, all or any Class 1 Shares Series 15 registered in their name into Class 1 Shares Series 16 on the basis of one (1) Class 1 Share Series 16 for each Class 1 Share Series 15.  The Corporation will give notice in writing to the then holders of the Class 1 Shares Series 15 of the conversion privilege provided for herein (the “Conversion Privilege”) and such notice will (i) set out the Series 15 Conversion Date, (ii) include instructions to such holders as to the method by which such Conversion Privilege may be exercised, as described in section 4(3), and (iii) be given at least 30 days and not more than

60 days prior to the applicable Series 15 Conversion Date.  On the 30th day prior to each Series 15 Conversion Date, the Corporation will give notice in writing to the then holders of the Class 1 Shares Series 15 of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate applicable to the Class 1 Shares Series 16 for the next succeeding Quarterly Floating Rate Period, in each case as determined by the Corporation.

(b)
If the Corporation gives notice as provided in section 3(4) to the holders of the Class 1 Shares Series 15 of the redemption of all the Class 1 Shares Series 15, the Corporation will not be required to give notice as provided in this section 4(1) to the holders of the Class 1 Shares Series 15 of the Annual Fixed Dividend Rate, Floating Quarterly Dividend Rate or Conversion Privilege and the right of any holder of Class 1 Shares Series 15 to convert such Class 1 Shares Series 15 as herein provided will cease and terminate in that event.

(c)
Holders of Class 1 Shares Series 15 will not be entitled to convert their shares into Class 1 Shares Series 16 on a Series 15 Conversion Date if the Corporation determines that there would remain outstanding on the Series 15 Conversion Date less than 1,000,000 Class 1 Shares Series 16 after taking into account all Class 1 Shares Series 15 tendered for conversion into Class 1 Shares Series 16 and all Class 1 Shares Series 16 tendered for conversion into Class 1 Shares Series 15.  The Corporation will give notice in writing thereof, in accordance with the provisions of section 4(1)(a), mutatis mutandis, to all affected holders of Class 1 Shares Series 15 at least seven (7) days prior to the applicable Series 15 Conversion Date and, subject to the provisions of section 16, will issue and deliver, or cause to be delivered, prior to such Series 15 Conversion Date, at the expense of the Corporation, to such holders of Class 1 Shares Series 15, who have surrendered for conversion any certificate or certificates representing Class 1 Shares Series 15, new certificates representing the Class 1 Shares Series 15 represented by any certificate or certificates surrendered as aforesaid.

(2)           Automatic Conversion.  If the Corporation determines that there would remain outstanding on a Series 15 Conversion Date less than 1,000,000 Class 1 Shares Series 15 after taking into account all Class 1 Shares Series 15 tendered for conversion into Class 1 Shares Series 16 and all Class 1 Shares Series 16 tendered for conversion into Class 1 Shares Series 15, then, all, but not part, of the remaining outstanding Class 1 Shares Series 15 will automatically be converted into Class 1 Shares Series 16 on the basis of one (1) Class 1 Share Series 16 for each Class 1 Share Series 15 on the applicable Series 15 Conversion Date and the Corporation will give notice in writing thereof, in accordance with the provisions of section 4(1)(a), mutatis mutandis, to the holders of such remaining Class 1 Shares Series 15 at least seven (7) days prior to the Series 15 Conversion Date.

(3)           Manner of Exercise of Conversion Privilege.

(a)
Subject to the provisions of section 16, the Conversion Privilege may be exercised by notice in writing (a “Conversion Notice”) given not earlier than 30 days prior to a Series 15 Conversion Date but not later than 5:00 p.m. (Toronto time) on the

15th day preceding a Series 15 Conversion Date during usual business hours at any principal transfer office of the Transfer Agent, or such other place or places in Canada as the Corporation may agree, accompanied by: (1) payment or evidence of payment of the tax (if any) payable as provided in this section 4(3); and (2) the certificate or certificates representing the Class 1 Shares Series 15 in respect of which the holder thereof desires to exercise the Conversion Privilege with the transfer form on the back thereof or other appropriate stock transfer power of attorney duly endorsed by the holder, or his or her attorney duly authorized in writing, in which Conversion Notice such holder may also elect to convert part only of the Class 1 Shares Series 15 represented by such certificate or certificates not theretofore called for redemption in which event the Corporation will issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Class 1 Shares Series 15 represented by such certificate or certificates that have not been converted.  Each Conversion Notice will be irrevocable.

(b)
Subject to the provisions of section 16, in the event the Corporation is required to convert all remaining outstanding Class 1 Shares Series 15 into Class 1 Shares Series 16 on the applicable Series 15 Conversion Date as provided for in section 4(2), the Class 1 Shares Series 15 in respect of which the holders have not previously elected to convert will be converted on the Series 15 Conversion Date into Class 1 Shares Series 16 and the holders thereof will be deemed to be holders of Class 1 Shares Series 16 at 5:00 p.m. (Toronto time) on the Series 15 Conversion Date and will be entitled, upon surrender during usual business hours at any principal transfer office of the Transfer Agent, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing Class 1 Shares Series 15 not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Class 1 Shares Series 16 in the manner and subject to the terms and provisions as provided in this section 4(3).

(c)
Subject to the provisions of section 16, as promptly as practicable after the Series 15 Conversion Date, the Corporation will issue and deliver, or cause to be delivered to or upon the written order of the holder of the Class 1 Shares Series 15 so surrendered, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Class 1 Shares Series 16 and the number of remaining Class 1 Shares Series 15, if any, to which such holder is entitled.  Such conversion will be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 15 Conversion Date, so that the rights of the holder of such Class 1 Shares Series 15 as the holder thereof will cease at such time and the person or persons entitled to receive Class 1 Shares Series 16 upon such conversion will be treated for all purposes as having become the holder or holders of record of such Class 1 Shares Series 16 at such time.

(d)	The holder of any Class 1 Shares Series 15 on the record date for any dividend declared payable on such share will be entitled to such dividend notwithstanding that such share is converted into Class 1 Shares Series 16 after such record date and on or before the date of the payment of such dividend.

(e)
Subject to the provisions of section 16, the issuance of certificates for the Class 1 Shares Series 16 upon the conversion of Class 1 Shares Series 15 will be made without charge to the converting holders of Class 1 Shares Series 15 for any fee or tax in respect of the issuance of such certificates or the Class 1 Shares Series 16 represented thereby; provided, however, that the Corporation will not be required to pay any tax that may be imposed upon the person or persons to whom such Class 1 Shares Series 16 are issued in respect of the issuance of such Class 1 Shares Series 16 or the certificate therefor or any security transfer taxes, and the Corporation will not be required to issue or deliver a certificate or certificates in a name or names other than that of the holder of the Class 1 Shares Series 15 converted unless the person or persons requesting the issuance thereof has paid to the Corporation the amount of any such security transfer tax or has established to the satisfaction of the Corporation that such tax has been paid.

(4)           Right Not to Deliver Class 1 Shares Series 16.

(a)
On the exercise of the Conversion Privilege by a holder of Class 1 Shares Series 15, or upon an automatic conversion, pursuant to section 4(2), of Class 1 Shares Series 15, the Corporation reserves the right not to (i) deliver Class 1 Shares Series 16 to any Ineligible Person or any person who, by virtue of that conversion, would become a Significant Shareholder or (ii) record in its securities register a transfer or issue of Series 16 Preferred Shares to any person whom the Corporation or the Transfer Agent has reason to believe is an Ineligible Government Holder based on a declaration submitted to the Corporation or the Transfer Agent by or on behalf of such person.

(b)
In those circumstances, the Corporation will hold, as agent of any such person, all or the relevant number of Class 1 Shares Series 15, and the Corporation will attempt to sell such Class 1 Shares Series 15 to parties other than the Corporation and its affiliates on behalf of any such person.  Such sales (if any) will be made at such times and at such prices as the Corporation, in its sole discretion, may determine.  The Corporation will not be subject to any liability for failure to sell any such Class 1 Shares Series 15 on behalf of any such person or at any particular price on any particular day.  The net proceeds received by the Corporation from the sale of any such Class 1 Shares Series 15 will be delivered to any such person, after deducting the costs of sale and any applicable withholding taxes.  The Corporation will provide a cheque representing the aggregate net proceeds to the Depository (if the Class 1 Shares Series 15 are then held in the Book-Entry System) or in all other cases to the Transfer Agent in accordance with the regular practices and procedures of the Depository or the Transfer Agent, as applicable.

5.	Conversion into Another Series of Class 1 Shares

(1)           Conversion into New Shares at the Option of the Holder.  Subject to the provisions of the Insurance Act, including the requirement of any necessary consent of the Superintendent and the New Shares being listed on a stock exchange, the Corporation may give holders of Class 1 Shares Series 15 notice in writing (the “New Share Conversion Notice”) that they thereafter will have the right, at their option, to convert all or any of the Class 1 Shares Series 15 registered in the name of the holder into fully-paid New Shares on a share for share basis on the date specified in the notice or, if the date specified in the notice is not a Business Day, the immediately succeeding Business Day (the “New Share Conversion Date”).  The New Share Conversion Notice must be given at least 30 days and not more than 60 days before the New Share Conversion Date.  The New Share Conversion Notice must set out the number of Class 1 Shares Series 15 held by such holder which may be converted on the New Share Conversion Date, the particulars of such New Shares, including a description of the series attributes of such shares, and the New Share Conversion Date.  A holder of Class 1 Shares Series 15 may exercise their conversion right by delivering a conversion notice in accordance with the instructions to holders in the New Share Conversion Notice.  If a holder of Class 1 Shares Series 15 does not deliver such conversion notice in accordance with the instructions to holders in the New Share Conversion Notice, the holder shall be deemed not to have elected to convert their Class 1 Shares Series 15 into New Shares.

(2)           Delivery of Certificates Representing New Shares.  Subject to subsection (3) below, the Corporation shall, on presentation and surrender at the registered office of the Corporation or at any principal transfer office of the Transfer Agent, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing the Class 1 Shares Series 15 being converted into New Shares by the holder, give or cause to be given on the New Share Conversion Date to each holder of Class 1 Shares Series 15 being converted or as such holder may have otherwise directed a certificate representing the whole number of New Shares into which such Class 1 Shares Series 15 are being converted, registered in the name of the holder, or as such holder may have otherwise directed.  If on any conversion less than all of the Class 1 Shares Series 15 represented by a certificate are to be converted, a new certificate representing the balance of such Class 1 Shares Series 15 shall be issued by the Corporation without cost to the holder.

(3)           Right Not to Deliver New Shares.

(a)
On exercise by a holder of Class 1 Shares Series 15 of the right to convert Class 1 Shares Series 15 into New Shares, the Corporation reserves the right not to (i) deliver New Shares to any Ineligible Person or any person who, by virtue of that conversion, would become a Significant Shareholder or (ii) record in its securities register a transfer or issue of New Shares to any person whom the Corporation or the Transfer Agent has reason to believe is an Ineligible Government Holder based on a declaration submitted to the Corporation or the Transfer Agent by or on behalf of such person.

(b)
In those circumstances, the Corporation will hold, as agent of any such person, all or the relevant number of Class 1 Shares Series 15, and the Corporation will attempt to sell such Class 1 Shares Series 15 to parties other than the Corporation and its affiliates on behalf of any such person.  Such sales (if any) will be made at such times and at such prices as the Corporation, in its sole discretion, may determine.  The Corporation will not be subject to any liability for failure to sell any such Class 1 Shares Series 15 on behalf of any such person or at any particular price on any particular day.  The net proceeds received by the Corporation from the sale of any such Class 1 Shares Series 15 will be delivered to any such person, after deducting the costs of sale and any applicable withholding taxes.  The Corporation will provide a cheque representing the aggregate net proceeds to the Depository (if the Class 1 Shares Series 15 are then held in the Book-Entry System) or in all other cases to the Transfer Agent in accordance with the regular practices and procedures of the Depository or the Transfer Agent, as applicable.

6.	Restrictions on Dividends and Retirement and Issue of Shares

As long as any Class 1 Shares Series 15 are outstanding, the Corporation will not at any time, without the approval of the holders of the Class 1 Shares Series 15 given as provided in section 11:

(a)
declare, pay or set apart for payment any dividend on its Common Shares or any other shares ranking junior to the Class 1 Shares Series 15 (other than stock dividends in any shares ranking junior to the Class 1 Shares Series 15);

(b)
redeem, purchase or otherwise retire any of its Common Shares or any other shares ranking junior to the Class 1 Shares Series 15 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class 1 Shares Series 15);

(c)	redeem, purchase or otherwise retire less than all the Class 1 Shares Series 15; or

(d)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation, redeem, purchase or otherwise retire any other shares ranking on a parity with the Class 1 Shares Series 15;

unless, in each case, all dividends on the Class 1 Shares Series 15 up to and including those payable on the Dividend Payment Date for the last completed Dividend Period and in respect of which the rights of holders have not been extinguished, and all dividends then accrued on all other shares ranking senior to or on a parity with the Class 1 Shares Series 15 up to the immediately preceding respective date or dates for payment and in respect of which the rights of holders of those shares have not been extinguished, have been declared and paid or set apart for payment.

Notwithstanding the provisions attaching to the Class 1 Shares, the Corporation will not create any class of shares superior to the Class 1 Shares without the approval of the holders of the series of Class 1 Shares voting together as a class.

7.	Issue of Additional Shares and Amendments to Class 1 Shares Series 15

(1)           Issue of Additional Shares.  The Corporation may issue shares of any other series of Class 1 Shares or shares of any other class or series of the Corporation without authorization of the holders of the Class 1 Shares Series 15.

(2)           Amendments to Class 1 Shares Series 15.

(a)
The Corporation will not without, but may from time to time with, the approval of holders of the Class 1 Shares Series 15 given as specified in section 11, delete, amend or vary any of these Class 1 Shares Series 15 Provisions.

(b)
In addition to the approval in paragraph (a) above, the Corporation will not without, but may from time to time with, the prior approval of the Superintendent make any such deletion, amendment or variation which might affect the classification afforded the Class 1 Shares Series 15 from time to time for capital adequacy purposes pursuant to the Insurance Act or the MCCSR.

8.	Purchase for Cancellation

Subject to section 6 and to the provisions of the Insurance Act, including the requirement for the prior approval of the Superintendent, the Corporation may purchase for cancellation at any time all or from time to time any part of the Class 1 Shares Series 15 then outstanding in the open market or by private contract or tender at any price.

9.	Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation for the purpose of winding-up its affairs, the holders of the Class 1 Shares Series 15 will be entitled to receive $25.00 for each Class 1 Share Series 15 held by them, plus any dividends declared and unpaid to the date of distribution, before any amounts are paid or any assets of the Corporation distributed to the holders of any shares ranking junior to the Class 1 Shares Series 15.  After payment of those amounts, the holders of Class 1 Shares Series 15 will not be entitled to share in any further distribution of the property or assets of the Corporation.

10.	Voting Rights

Except as hereinafter referred to or as required by law, holders of Class 1 Shares Series 15 will not be entitled as such to receive notice of or to attend or to vote at any meeting of shareholders of the Corporation unless and until the first time at which the Board of Directors has not declared the dividend in full on the Class 1 Shares Series 15 in any Dividend Period.  In that event, subject to the provisions of the Insurance Act, the holders of Class 1 Shares Series 15 will be entitled to receive notice of and to attend only meetings of shareholders of the Corporation at which directors are to be elected and will be entitled to one vote for each Class 1 Share Series 15 held at such meetings, but only in respect of the election of directors voting together with all other shareholders of the Corporation who are entitled to vote at such meetings, and the holders of Class 1 Shares Series 15 will not be entitled to vote in respect of any other business conducted at such meetings (the “Voting Rights”).  The Voting Rights of the holders of the Class 1 Shares Series 15 will cease on payment by the Corporation of the first dividend on the Class 1 Shares Series 15 to which the holders are entitled under these Class 1 Shares Series 15 Provisions after the time the Voting Rights first arose until such time as the Corporation may again fail to declare the dividend in full on the Class 1 Shares Series 15 in any Dividend Period, in which event the Voting Rights will become effective again and so on from time to time.

11.	Approval of Holders of Class 1 Shares Series 15

Any approval given by the holders of Class 1 Shares Series 15 will be deemed to have been sufficiently given if given by a resolution passed at a meeting of the holders of Class 1 Shares Series 15 duly called and held on not less than 21 days’ notice at which the holders of at least 25% of the outstanding Class 1 Shares Series 15 are present or are represented by proxy and carried by the affirmative vote of not less than 66 2/3% of the votes cast at the meeting.  If at the meeting the holders of at least 25% of the outstanding Class 1 Shares Series 15 are not present or represented by proxy within 30 minutes after the time appointed for the meeting, the meeting will be adjourned to such date, not less than 10 days afterwards, and to such time and place as the Chairman may designate, and no notice need be given of the adjourned meeting.  At the adjourned meeting, the holders of Class 1 Shares Series 15 present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed at the adjourned meeting by the affirmative vote of not less than 66 2/3% of the votes cast at the meeting will constitute the approval of the holders of Class 1 Shares Series 15.  On every poll taken at any meeting or adjourned meeting, every holder of Class 1 Shares Series 15 will be entitled to one vote in respect of each Class 1 Share Series 15 held.  Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any meeting or adjourned meeting and the conduct of any such meeting will be those from time to time as may be prescribed in the by-laws of the Corporation with respect to meetings of shareholders or under the Insurance Act.

12.	Tax Election

The Corporation will elect, in the manner and within the time provided under section 191.2 of the Tax Act or any successor or replacement provision of similar effect, and take all other necessary action under the Tax Act, to pay tax under Part VI.1 of the Tax Act at a rate such that holders of the Class 1 Shares Series 15 will not be required to pay tax on dividends received (or deemed to be received) on the Class 1 Shares Series 15 under Part IV.1 of the Tax Act or any successor or replacement provision of similar effect.

13.	Notices

(1)           Notice to the Corporation.  Subject to applicable law, any notice, request or other communication to be given to the Corporation by a holder of Class 1 Shares Series 15 must be in writing and will be valid and effective if given by mail (postage prepaid) or by electronic communication or by delivery to the registered office of the Corporation and addressed to the attention of the Secretary.  Any such notice, request or other communication, if given by mail, electronic communication or delivery, will be deemed to have been given and received only on actual receipt by the Corporation.

(2)           Presentation and Surrender of Certificates.  Any presentation and surrender by a holder of Class 1 Shares Series 15 to the Corporation or the Transfer Agent of certificates representing Class 1 Shares Series 15 in connection with the redemption or conversion of Class 1 Shares Series 15 must be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case addressed to the attention of the Secretary of the Corporation.  Any such presentation and surrender of certificates will be deemed to have been made and to be effective only on actual receipt by the Corporation or the Transfer Agent, as the case may be.  Any such presentation and surrender of certificates made by registered mail will be at the sole risk of the holder mailing the same.

(3)           Notice to Holders of Class 1 Shares Series 15.  Subject to applicable law, any notice, request or other communication to be given to a holder of Class 1 Shares Series 15 by or on behalf of the Corporation must be in writing and will be valid and effective if given by ordinary unregistered first class mail (postage prepaid) or by electronic communication or by delivery to the address of the holder recorded in the securities register of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder.  Any such notice, request or other communication, if given by mail, will be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by electronic communication or by delivery, will be deemed to have been given and received on the date of electronic communication or delivery.  Accidental failure or omission to give any notice, request or other communication to one or more holders of Class 1 Shares Series 15, or any defect in such notice, will not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant to that notice, request or other communication.

14.	Number of Class 1 Shares Series 15

The Corporation is authorized to issue an unlimited number of Class 1 Shares Series 15.

15.	Interpretation

(1)           Defined Terms.  In these Class 1 Shares Series 15 Provisions:

“Accrued Amount” means, at any date, an amount equal to the sum of (a) all declared and unpaid dividends in respect of completed Dividend Periods preceding the date fixed for redemption and (b) an amount in cash equal to one-quarter of the then current Annual Fixed Dividend Rate multiplied by a fraction, the numerator of which is the number of calendar days that will have elapsed in the then current Dividend Period as of, but excluding, the then relevant Redemption Date, and the denominator of which is the number of days in the then current Dividend Period; provided in the case of each of (a) and (b), no amount shall be included in the Accrued Amount that would result in the duplication in payment by the Corporation of the amount of any dividend on the Class 1 Shares Series 15.

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 2.16%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Board of Directors” means the board of directors of the Corporation.

“Book-Entry System” means the record entry securities transfer and pledge system administered by the Depository in accordance with its operating rules and procedures in force from time to time or any successor system thereof.

“Business Day” means a day other than a Saturday, a Sunday or any other day which is a statutory or civic holiday in Toronto, Ontario.

“Class 1 Shares Series 15” has the meaning attributed to it in the introductory paragraph to these Class 1 Shares Series 15 Provisions.

“Class 1 Shares Series 15 Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions attaching to the Class 1 Shares Series 15.

“Class 1 Shares Series 16” means the Class 1 Shares Series 16 of the Corporation.

“Common Shares” means the Common Shares of the Corporation, and any other securities into which those shares may be changed or for which those shares may be exchanged (whether or not the Corporation is the issuer of such other securities) or any other consideration which may be received by the holders of such shares pursuant to a capital reorganization, merger or amalgamation of the Corporation or comparable transaction affecting the Common Shares of the Corporation.

“Conversion Notice” has the meaning attributed to it in section 4(3)(a).

“Conversion Privilege” has the meaning attributed to it in section 4(1)(a).

“Depository” means CDS Clearing and Depository Services Inc. and its nominees or any successor carrying on the business as a depository, which is approved by the Corporation pursuant to section 16(3).

“Dividend Payment Date” means the 19th day of the months of March, June, September and December in each year.

“Dividend Period” means the period from and including the Issue Date up to but excluding June 19, 2014 and, thereafter, the three-month period commencing on and including a Dividend Payment Date and ending on the day immediately preceding the next Dividend Payment Date.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 2.16%.

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Global Certificate” has the meaning attributed to it in section 16(1).

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Corporation, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Ineligible Person” means any person whose address is in, or whom the Corporation or the Transfer Agent for the Class 1 Shares Series 15 has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Class 1 Shares Series 15 or Class 1 Shares Series 16 would require the Corporation to take any action to comply with insurance, securities or analogous laws of that jurisdiction or would give rise to a liability for withholding tax in connection with such issuance or delivery.

“Ineligible Government Holder” means any person who is the federal or a provincial government in Canada or agent or agency thereof, or the government of a foreign country or any political subdivision of a foreign country, or any agent or agency of a foreign government, in each case to the extent that the recording in the Corporation’s securities register of a transfer or issue of any share of the Corporation to such person would cause the Corporation to contravene the Insurance Act.

“Initial Fixed Dividend Rate” means 3.90% per annum.

“Initial Fixed Rate Period” means the period commencing on the Issue Date and ending on and including June 19, 2019.

“Insurance Act” means the Insurance Companies Act (Canada).

“Issue Date” means the date any of the Class 1 Shares Series 15 are first issued.

“MCCSR” means the Minimum Continuing Capital Surplus Requirements (or its equivalent) for Canadian federally regulated insurance companies.

“New Shares” means a further series of Class 1 Shares constituted by the Board of Directors having rights, privileges, restrictions and conditions attaching thereto which would qualify such New Shares as Tier 1 capital or equivalent of the Corporation under the then current capital adequacy guidelines established by the Superintendent.

“New Share Conversion Date” has the meaning attributed to it in section 5(1).

“New Share Conversion Notice” has the meaning attributed to it in section 5(1).

“Participant” means a participant in the Book-Entry System that has an interest in Class 1 Shares Series 15.

“Quarterly Commencement Date” means the 20th day of each of March, June, September and December in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on June 20, 2019 and ending on and including September 19, 2019, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“Redemption Date” has the meaning attributed to it in section 3(4).

“Redemption Notice” has the meaning attributed to it in section 3(4).

“Redemption Price” has the meaning attributed to it in section 3(2).

“Series 15 Conversion Date” has the meaning attributed to it in section 4(1)(a).

“Significant Shareholder” means any person who beneficially owns directly, or indirectly through entities controlled by such person or persons associated with or acting jointly or in concert with such person, shares of any class of the Corporation in excess of 10% of the total number of outstanding shares of that class.

“Subsequent Fixed Rate Period” means, for the initial Subsequent Fixed Rate Period, the period commencing on June 20, 2019 and ending on and including June 19, 2024, and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including June 19 in the fifth year thereafter.

“Superintendent” means the Superintendent of Financial Institutions and any successor appointed pursuant to the Office of the Superintendent of Financial Institutions Act (Canada).

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“Tax Act” means the Income Tax Act (Canada).

“Transfer Agent” means CST Trust Company, a trust company existing under the laws of Canada, or such other person as from time to time may be the registrar and transfer agent for the Class 1 Shares Series 15.

“Voting Rights” has the meaning attributed to it in section 10.

(2)           Ranking of Shares.  The expressions “superior to”, “on a parity with” and “ranking junior to” and similar expressions refer to the order of priority only in payment of dividends or in the distribution of assets in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation for the purpose of winding-up its affairs.

(3)           Holder.  References to a “holder” in relation to Class 1 Shares Series 15 means a registered holder of those shares.

(4)           References to Statutes.  Reference to any statute is to that statute as in force from time to time, including any regulations, rules, policy statements or guidelines made under that statute, and includes any statute which may be enacted in substitution of that statute.

(5)           Other Payment Matters.

(a)
If any date on which any dividend on the Class 1 Shares Series 15 is payable or on or by which any other action is required to be taken by the Corporation under these Class 1 Shares Series 15 Provisions is not a Business Day, then the dividend will be payable, or such other action will be required to be taken, on or by the next day that is a Business Day.

(b)
In the event of the non-receipt of a cheque by a holder of Class 1 Shares Series 15 entitled to the cheque, or the loss or destruction of the cheque, the Corporation, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Corporation, will issue to the holder a replacement cheque for the amount of the original cheque.

(c)
The Corporation will be entitled to deduct or withhold from any amount payable to a holder of Class 1 Shares Series 15 under these Class 1 Shares Series 15 Provisions any amount required by law to be deducted or withheld from that payment.

(6)           Currency Conversion.  If it is necessary to convert any other amount into Canadian dollars, the Board of Directors will select an appropriate method and rate of exchange to convert any non-Canadian currency into Canadian dollars.

16.	Registration of Class 1 Shares Series 15 and Transfer, Redemption

Purchase and Exchanges Through the Book-Entry System

(1)           Global Certificate.  Subject to subsections (2) and (3) below and notwithstanding any other provision of these Class 1 Shares Series 15 Provisions, the Class 1 Shares Series 15 will be represented in the form of a single fully-registered global certificate in the aggregate number of Class 1 Shares Series 15 issued by the Corporation and outstanding from time to time (the “Global Certificate”) held by, or on behalf of, the Depository as custodian of the Global Certificate for the Participants, and will be registered in the name of “CDS & Co.” (or such other name as the Depository may use from time to time as its nominee name for purposes of the Book-Entry System) and registrations of ownership, transfers, purchases, surrenders and exchanges of Class 1 Shares Series 15 will be made only through the Book-Entry System to another nominee of the Depository for the Class 1 Shares Series 15 or to a successor Depository for the Class 1 Shares Series 15 approved by the Corporation or to a nominee of such successor Depository.  Accordingly, subject to subsection (3) below, the beneficial owners of Class 1 Shares Series 15 will not receive a certificate or other instrument from the Corporation or the Depository evidencing their ownership of Class 1 Shares Series 15, and beneficial owners will not be shown on the records maintained by the Depository, except through a book-entry account of a Participant acting on behalf of a beneficial owner.

(2)           Depository is Owner of Class 1 Shares Series 15.  For purposes of these Class 1 Shares Series 15 Provisions, as long as the Depository, or its nominee, is the registered holder of the Class 1 Shares Series 15:

(a)
the Depository, or its nominee, as the case may be, will be considered the sole owner of the Class 1 Shares Series 15 for the purpose of receiving notices or payments on or in respect of the Class 1 Shares Series 15, including payments of dividends, the Redemption Price or the Accrued Amount, and the delivery of Class 1 Shares Series 16 and certificates for those shares on the conversion into Class 1 Shares Series 16; and

(b)
the Corporation, pursuant to the exercise by it of its right to redeem Class 1 Shares Series 15, will deliver or cause to be delivered to the Depository, or its nominee, for the benefit of the beneficial owners of the Class 1 Shares Series 15, the Accrued Amount and the Redemption Price and certificates for the Class 1 Shares Series 16, against delivery, if applicable, to the Corporation’s account with the Depository, or its nominee, of such holder’s Class 1 Shares Series 15.

(3)           Termination of Book-Entry System.  If at any time the Corporation determines or the Depository notifies the Corporation in writing that the Depository is no longer willing or able to discharge properly its responsibility as depository and, in either case, the Corporation is unable to determine a qualified successor, or the Corporation, at its option, elects, or is required by law, to terminate the Book-Entry System, subsections (1) and (2) above will no longer be applicable to the Class 1 Shares Series 15.  In that case, the Corporation will execute and deliver certificates for the Class 1 Shares Series 15 in definitive registered form equal to the aggregate number of Class 1 Shares Series 15 represented by the Global
Certificate in the Book-Entry System.  On such exchange, the Transfer Agent will cancel the Global Certificate.  Certificates for Class 1 Shares Series 15 in definitive registered form issued in exchange for the Global

Certificate in the Book-Entry System.  On such exchange, the Transfer Agent will cancel the Global Certificate.  Certificates for Class 1 Shares Series 15 in definitive registered form issued in exchange for the Global Certificate will be registered in such names and in such number of Class 1 Shares Series 15 as instructed in writing by the Depository to the Transfer Agent.  The Transfer Agent will deliver or cause to be delivered such definitive certificates to the persons in whose names the Depository has so instructed.

17.	Return of Unclaimed Funds to Corporation

The Corporation shall have the right, with respect to any funds deposited by the Corporation to any chartered bank or trust company in respect of amounts due to holders of Class 1 Shares Series 15, on or after the first anniversary date of the deposit of such funds to any chartered bank or trust company, to require that such chartered bank or trust company return to the Corporation any funds which remain unclaimed by holders of the Class 1 Shares Series 15.  If at any time following the return of the unclaimed funds to the Corporation, either the Corporation or the chartered bank or trust company receives a request from a holder of Class 1 Shares Series 15 for the holder’s unclaimed entitlement to any amount due to the holder in respect of the holder’s Class 1 Shares Series 15, the Corporation shall promptly arrange for the payment of such amount to the holder.